CONTACT:  JOHN H. DAHLY
                                 EXECUTIVE VICE PRESIDENT
                                 CHIEF FINANCIAL OFFICER
                                 SCHULTZ SAV-O STORES, INC.
                                 (414) 457-4433


   FOR IMMEDIATE RELEASE:


                SCHULTZ SAV-O STORES COMPLETES SELF-TENDER OFFER
                  FOR OUTSTANDING SHARES OF ITS PREFERRED STOCK


        SHEBOYGAN, WI, NOVEMBER 7, 1995 -- Schultz Sav-O Stores, Inc. (NASDAQ:SAVO) announced today the completion of its self-tender offer for all 3,000 outstanding shares of the Company's Preferred Stock at a cash price of $50 per share. The offer, which commenced on September 11, 1995, expired at midnight on October 30, 1995. 2,841 shares representing approximately 94.7% of the outstanding Preferred Stock were tendered and accepted by the Company pursuant to the Offer. The Company paid the $142,050 aggregate purchase price for the 2,841 shares from its available cash on hand. The offer was not for and did not affect the Company's Common Stock.

        Schultz Sav-O Stores, Inc. is engaged in the food distribution business through franchised and corporate-owned retail supermarkets and as a distributor to independent food stores. The franchised and corporate-owned retail supermarkets operate under the name of Piggly Wiggly/R/.

                                      # # #